

03053198

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32672

RECEIVED JUN 10 2003

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Southwestern Capital Markets Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Book Building on the Riverwalk, 140 E. Houston, Ste.201
(No. and Street)

San Antonio (City) Texas (State) 78205 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert G. Rodriquez (210) 344-9101
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Martinez, Garcia & Company, LLP
(Name — *if individual, state last, first, middle name*)

115 E. Travis, Suite 1400, San Antonio, Texas 78205
(Address) (City) (State) (Zip Code)

PROCESSED
JUN 26 2003
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information

OATH OR AFFIRMATION

I, Robert G. Rodriguez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Southwestern Capital Markets, Inc., as of December 31, 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:


TERRY S BREZINSKY
NOTARY PUBLIC
State of Texas
Comm. Exp. 08-28-2004
NOTARY PUBLIC
STATE OF TEXAS

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of operations
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Martinez, Garcia & Company, LLP *Certified Public Accountants*

SOUTHWESTERN CAPITAL MARKETS, INC.

FINANCIAL STATEMENTS

December 31, 2002

With Independent Auditors' Report Thereon

SOUTHWESTERN CAPITAL MARKETS, INC.

TABLE OF CONTENTS

FINANCIAL STATEMENTS



Martinez, Garcia & Company, LLP

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Southwestern Capital Markets, Inc.

We have audited the accompanying statement of financial condition of Southwestern Capital Markets, Inc. as of December 31, 2002, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southwestern Capital Markets, Inc. as of December 31, 2002, and the results of their operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

8627 Cinnamon Creek, #502, San Antonio, TX 78240 **Phone: 210-492-5522 Fax: 210-492-5518**

As discussed in Note 9 to the financial statements, certain misclassifications, resulting in the overstatement of previously reported net capital as of December 31, 2002, were discovered by the Company's management subsequent to February 14, 2003. Accordingly, adjustments have been made to the financial statements and Schedule I as of December 31, 2002.

Martinez, Garcia & Company, LLP

Martinez, Garcia & Company, LLP
Certified Public Accountants
San Antonio, Texas

February 14, 2003

(except for Note 9, as to which
the date is May 23, 2003)

SOUTHWESTERN CAPITAL MARKETS, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2002

ASSETS		
Cash	$	156,214
Cash on Deposit with Clearing Broker		150,028
Accounts Receivable		29,121
Furniture and Equipment at Cost		
Less Accumulated Depreciation of $4,331.		25,989
Notes Receivable - Related Party		46,717
Interest Receivable - Related Party		1,787
Federal Income Taxes Receivable		22,036
Other Assets		32,669
TOTAL ASSETS	$	464,561
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accounts Payable	$	12,354
Accrued Expenses		10,224
Lease Payable		9,065
Total Liabilities		31,643
STOCKHOLDERS' EQUITY		
Convertible Preferred Stock, No Par Value 1,000,000 Shares Authorized, 16,000 Shares Issued and Outstanding		128,000
Common Stock, No Par Value, 1,000,000 Shares Authorized, 156,500 Shares Issued and 153,500 Outstanding		209,231
Retained Earnings		95,687
Total Stockholders' Equity		432,918
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	464,561

The accompanying notes are an integral part of these financial statements.

SOUTHWESTERN CAPITAL MARKETS, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2002

Revenues		
Investment Banking	$	1,045,006
Other		16,884
Total Revenues		1,061,890
Expenses		
Bond Sales Fees		33,117
Employee Compensation and Benefits		558,313
Consulting		149,401
Professional Fees		57,454
Rent		68,137
Depreciation		4,331
Other Operating Expenses		345,418
Total Expenses		1,216,171
Loss Before Federal Income Tax Benefit		(154,281)
Federal Income Tax Benefit		22,036
NET LOSS	$	(132,245)

The accompanying notes are an integral part of these financial statements.

SOUTHWESTERN CAPITAL MARKETS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2002

	Capital Stock		Retained	Total Stockholders'
	Preferred	Common	Earnings	Equity
Balances at December 31, 2001	$ 128,000	$ 209,231	$ 227,932	$ 565,163
Net Loss for 2002	-	-	(132,245)	(132,245)
Balances at December 31, 2002	$ 128,000	$ 209,231	$ 95,687	$ 432,918

The accompanying notes are an integral part of these financial statements.

SOUTHWESTERN CAPITAL MARKETS, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	$	(132,245)
Adjustments to Reconcile Net Loss to Net Cash Used		
By Operating Activities:		
Depreciation Expense		4,331
(Increase) Decrease in Operating Assets:		
Accounts Receivable		(25,353)
Interest Receivable		2,926
Federal Income Taxes Receivable		(22,036)
Other Assets		(9,337)
Increase (Decrease) in Operating Liabilities:		
Accounts Payables and Accrued Expenses		(182,757)
Total Adjustments		(232,226)
NET CASH USED BY OPERATING ACTIVITIES		(364,471)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Fixed Assets		(21,046)
Decrease in Note Receivable - Related Party		25,787
NET CASH PROVIDED BY INVESTING ACTIVITIES		4,741
CASH FLOWS FROM FINANCING ACTIVITIES:		
Payment on Capital Lease Obligation		(209)
NET CASH USED FOR FINANCING ACTIVITIES		(209)
DECREASE IN CASH		(359,939)
CASH AT BEGINNING OF THE YEAR		666,181
CASH AT END OF THE YEAR	$	306,242

Supplemental disclosures of cash flow information:		
Income tax payments	$	61,276
Interest Expense	$	500

The accompanying notes are an integral part of these financial statements.

SOUTHWESTERN CAPITAL MARKETS, INC.
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2002

NOTE 1: NATURE OF ORGANIZATION

Southwestern Capital Markets, Inc., a Texas Corporation (the Company), was incorporated on May 17, 1983. The Company was registered with the Securities and Exchange Commission on January 10, 1985. The Company is engaged in the business of municipal financing, which has included participation in underwriting syndicates for tax exempt bond offerings, sales of these bonds in the primary and secondary market and providing financial advisory services to entities with bonding authority in the United States.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition
Investment banking revenue is recorded as follows: underwriting management fees, financial advisory fees and sales commissions are recognized at settlement date and underwriting risk fees are recognized at the time the underwriting is complete (settlement date) and the income is reasonably determinable. Actual amounts received from the senior manager on underwriting transactions may vary from amounts originally recorded due to adjustments controlled by the senior manager. Adjustments to income from underwriting transactions are recorded in the period that the Company is notified by the senior manager.

Primary and secondary trade revenue is recognized on the trade or settlement date, whichever is applicable under the circumstances.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Trading Securities
Trading securities are initially recorded at cost and carried at fair market value with unrealized holding gains and losses flowing through current operations.

NOTE 2: **SIGNIFICANT ACCOUNTING POLICIES - Continued**

Receivables

Receivables primarily represent balances due from other underwriters and pertain to designated sales and management fees owed under the terms of the Agreement Among Underwriters for the particular underwriting's involved.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is computed using the accelerated method over the estimated useful lives, principally five years. Leasehold improvements are amortized over the lesser of the life of the lease or the estimated useful life of the improvement.

Income Taxes

The tax effects of transactions are recognized in the same period as they are reported for financial statement purposes, regardless of the period in which such items are recognized for tax purposes. The deferred taxes arise as a result of differences in income and expenses recognized for tax purposes and income and expenses recognized for financial reporting purposes.

NOTE 3: **CONCENTRATION OF CREDIT RISK**

Cash is deposited in two financial institutions; one insured up to $100,000 by the Federal Deposit Insurance Corporation (FDIC), and the other insured up to $100,000 by the Securities Investor Protection Corporation (SIPC). Additionally, the SPIC insures securities up to a maximum of $500,000. As of December 31, 2002, the Company had $110,874 of deposits in excess of FDIC coverage, $50,028 of deposits in excess of SIPC coverage, and $0 of securities in excess of SPIC securities coverage.

In management's view, there is not a significant concentration of credit risk in the Company's trade accounts. Management believes concentrations of credit risk in accounts receivable are limited due to its governmental and corporate clients which management believes are credit quality.

NOTE 4: **TRADING SECURITIES**

In the normal course of business, the Company purchases securities, which it classifies as trading securities.

NOTE 5: **FURNITURE AND EQUIPMENT**

Furniture, equipment and leasehold improvements at December 31, 2002 consists of the following:

	COST OR BASIS OF PROPERTY			
	Balance December 31, 2001	Additions	Deletions	Balance December 31, 2002
Furniture & Fixtures	$ 16,907	$ 21,046	$ 16,907	$ 21,046
Office Equipment	9,915	9,274	9,915	9,274
Computer Equipment	11,535		11,535	-
Total	$ 38,357	$ 30,320	$ 38,357	$ 30,320

	ACCUMULATED DEPRECIATION			
	Balance December 31, 2001	Additions	Deletions	Balance December 31, 2002
Furniture & Fixtures	$ 16,907	$ 3,006	$ 16,907	$ 3,006
Office Equipment	9,915	1,325	9,915	1,325
Computer Equipment	11,535		11,535	-
Total	$ 38,357	$ 4,331	$ 38,357	$ 4,331

NOTE 6: **LEASES**

Operating Leases – The Company has a lease agreement for the rental of office space in San Antonio. The lease will continue for a term of five years from the lease commencement date of March 1, 2002. Total rent expense under this agreement for the year ended December 31, 2002 was approximately $37,683.

The Company also has a lease agreement for the rental of certain office equipment for its San Antonio offices. The lease commitment will continue for a term of five years from the lease commencement date of March 28, 2002. Total rent expense under this agreement for the year ended December 31, 2002 was approximately $2, 890.

NOTE 6: LEASES - Continued

Capital Lease – The Company is the lessee of office equipment under a capital lease expiring in December 2007. The asset and liability for this lease is recorded at the lower of the present value of the minimum lease payments or the fair value of the asset. The asset is being depreciated over the lease term which approximates its estimated useful life. Depreciation expense for the year ended December 31, 2002, on this asset totaled $1,325. Total lease expense under this agreement was approximately $209. Total future minimum lease payments under this agreement as of December 31, 2002, total $12, 311.

Minimum future lease payments under these leases as of December 31, 2002 are:

December 31	Capital	Operating	Total
2003	$ 2,504	$ 48,688	$ 51,192
2004	2,504	50,573	53,077
2005	2,504	50,949	53,453
2006	2,504	50,949	53,453
2007	2,295	8,492	10,787
	12,311	209,651	221,962
Less:			
Amount Representing Interest	(3,246)	-	(3,246)
	$ 9,065	$ 209,651	$ 218,716

NOTE 7: CORRESPONDENT AGREEMENT WITH CLEARING BROKER

The Company has adopted a Corporate Account Agreement with a clearing broker, authorizing trading in securities and permitting margin transactions. Additionally, a Fully Disclosed Correspondent Agreement has been executed between the Company and the clearing broker. As part of this agreement, and in compliance with the net capital requirements of the Securities and Exchange Commission, the Company is required to maintain a clearing deposit with the clearing broker in the amount of $150,000.

NOTE 8: CAPITAL STOCK

One hundred percent (100%) of dividends declared and paid by the Company during any period in which convertible preferred stock is issued and outstanding shall be to the holders of the convertible preferred stock in proportion to their holdings; provided, however, that such preference does not include the period in which the convertible preferred stock is to be converted into common stock. Preferred stock is automatically converted to common stock at the point in time when the aggregate amount of dividends paid on convertible preferred stock since issuance is equal to the subscription price thereof. Preferences related to preferred stock terminate at that time. Dividends on preferred stock are declared at the discretion of the Board of Directors.

NOTE 9: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $291,895, which was $191,895 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was .11 to 1.

Subsequent to February 14, 2003, the date of the previously issued auditors' report, the Company's management was notified by NASD that the previously reported net capital at December 31, 2002 of $325,728 had not been calculated correctly, primarily due to the classifying of $22,000 due from the IRS as an allowable asset rather than as a non-allowable asset. The correction and restatement of the net capital caused the Company's net capital in excess of its required net capital of $100,000 to be reduced by $33,833, and its aggregate indebtedness to net capital ratio to increase by 0.01. These restatements are reflected in the preceding paragraph and Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission.

NOTE 10: INCOME TAX

The current and deferred portions of the income tax expense (benefit) included in the statement of income as determined in accordance with FASB Statement No. 109 are as follows for the year ended December 31, 2002:

	Current	Deferred	Total
Federal	$ (22,036)	$ -	$ (22,036)

Certain items of income and expense are recognized in different years for financial reporting and income tax purposes. Deferred income taxes are provided in recognition of these temporary timing differences.

The Company has a loss carry back of $136,158 that will offset against prior federal income taxes. The Company has established a current tax refund receivable of $22,036 based on the tax rates of the years the loss was carried to as follows:

Carryback Period	Net Operating Loss Used	Tax Benefit Generated	Federal Statutory Rates
December 31, 1998	$ 66,125	$ 11,531	17%
December 31, 1999	45,655	6,848	15%
December 31, 2000	24,378	3,657	15%
Total	$ 136,158	$ 22,036	

NOTE 11: RELATED PARTY TRANSACTIONS

The Company has a total of seven full time employees and two part time employees, which consist of the president and majority stockholder, three members of his immediate family and five other employees. Total salaries for the related parties for the year ended December 31, 2002 were $273,000.

The majority stockholder and president of the Company is also the majority stockholder of Vaquero Capital Corporation, Inc. and Vaquero Investment Management Corporation. The Company pays Vaquero Capital Corporation, Inc. a monthly consulting fee for their services. However, Vaquero Capital Corporation, Inc. waives its rights to receive any payments from the Company if the existence of such a right would cause the Company's amount of net capital to fall below the level required pursuant to Rule 15c3-1 of the Securities and Exchange Commission or the rules of any national securities association or any self-regulated organization of which the Company may become a member.

During the year ended December 31, 2002, the Company made payments of $149,401 in consulting fees to Vaquero Capital Corporation, Inc.

VIMCO has been in an inactive status since 1995. It had been a registered asset management company. During 2002, VIMCO made payments totaling $30,5000 to the Company for principal and interest due on its note receivable with the Company. VIMCO intends to activate as a registered asset management company during 2003.

At December 31, 2002, the following amounts were due from related parties in the form of an unsecured note receivable:

Vaquero Investment Management Corporation (VIMCO) - Due on December 31, 2002, accruing interest at 2.01%	$	46,717
Accrued Interest Receivable		1,787
Total VIMCO Note and Interest Receivable	$	48,504

On January 1, 2003, the VIMCO note was renewed and becomes due on December 31, 2003. The VIMCO note will accrue interest at 2.01%.

NOTE 12: DEFINED CONTRIBUTION PENSION PLAN

The company maintains a Simplified Employee Pension (SEP) plan in accordance with Internal Revenue Code Section 401(k) covering all employees. The company may contribute up to a maximum of 15% of an eligible participants annual compensation. For 2002, the company expects to contribute $0 to the plan.

NOTE 13: CASH FLOWS FROM NON-CASH ACTIVITIES

For the year ended December 31, 2002, the Company acquired certain office equipment incurring a capital lease obligation of $9,274.

NOTE 14: COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2002, and that were subsequently settled, had no material effect on the financial statements as of that date.

SOUTHWESTERN CAPITAL MARKETS, INC.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a -5 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2002

SOUTHWESTERN CAPITAL MARKETS, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 of the SECURITIES AND EXCHANGE COMMISSION
December 31, 2002

NET CAPITAL		
Total stockholders' equity	$	432,918
Deduct stockholders' equity not allowable for net capital		-
Total stockholders' equity qualified for net capital		432,918
Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
B. Other (deductions) or allowable credits - deferred income taxes payable		-
Total capital and allowable subordinated liabilities		432,918
Deductions and/or charges		
A. Non-allowable assets		
Securities not readily marketable		-
Exchange memberships		-
Funds in excess of required clearing deposits		28
Notes and other receivables		80,136
Furniture, equipment, and leasehold improvements		25,989
Other assets		32,669
		138,822
B. Aged fails-to-deliver		-
C. Aged short security differences		-
D. Secured demand note deficiency		-
E. Commodity futures contracts and spot commodities -		-
proprietary capital charges		-
F. Other deductions and/or charges		-
Net capital before haircuts on securities positions		294,096

SOUTHWESTERN CAPITAL MARKETS, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 of the SECURITIES AND EXCHANGE COMMISSION - Continued
December 31, 2002

Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		
A. Contractual securities commitments		-
B. Deficits in securities collateralizing secured demand notes		-
C. Trading and investment securities		-
1. Exempted securities		-
2. Debt securities		-
3. Options		-
4. Other securities		-
D. Undue concentrations		-
E. Other		-
NET CAPITAL	$	294,096
AGGREGATE INDEBTEDNESS		
Payable to brokers and dealers	$	-
Other accounts payable, accrued expenses and lease payable		31,643
Total aggregate indebtedness	$	31,643
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	100,000
Excess net capital	$	194,096
Excess net capital at 1000%	$	290,932
Ratio: Aggregate indebtedness to net capital		.11 to 1

SOUTHWESTERN CAPITAL MARKETS, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 of the SECURITIES AND EXCHANGE COMMISSION - Continued
December 31, 2002

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part II of Form X-17A-5 as of December 31, 2001)

Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$	301,362
Net audit adjustments		22,643
Other items, net		(29,909)
NET CAPITAL PER ABOVE	$	294,096

SOUTHWESTERN CAPITAL MARKETS, INC.
SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

Southwestern Capital Markets, Inc., is exempt from the provisions of rule 15c3-3 under the Securities Exchange Act of 1934, as amended, in that all customer transactions are cleared through another broker and dealer on a fully disclosed basis in accordance with subparagraph (k) (2) (ii) of the Rule.



Martinez, Garcia & Company, LLP *Certified Public Accountants*

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Southwestern Capital Markets, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Southwestern Capital Markets, Inc., for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Southwestern Capital Markets, Inc., that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by Southwestern Capital Markets, Inc., in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because Southwestern Capital Markets, Inc., does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of Southwestern Capital Markets, Inc., is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the second paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which Southwestern Capital Markets, Inc., has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the second paragraph.

8627 Cinnamon Creek, #502, San Antonio, TX 78240

Phone: 210-492-5522 Fax: 210-492-5518

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Southwestern Capital Markets, Inc.'s practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Martinez, Garcia & Company, LLP

Martinez, Garcia & Company, LLP
Certified Public Accountants
San Antonio, Texas

February 14, 2003